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CONFIDENTIAL SUBMISSION

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE Washington, DC 20549

RE: Confidential Submission of Draft Registration Statement on Form F-1 for Solaredge Holdings Limited.

Ladies and Gentlemen:

On behalf of Solaredge Holdings Limited, a private company with limited liability incorporated in Cyprus (the “Company”), we hereby confidentially submit a draft Registration Statement on Form F-1 (the “Registration Statement”) of the Company as an “Emerging Growth Company” pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act of 2012 and Section 24(b)(2) of the Securities Exchange Act of 1934 for non-public review by the Staff of the U.S. Securities and Exchange Commission (the “Staff”) prior to the public filing of the Registration Statement.

If you have any questions with respect to this confidential submission, please call me at +44 20 7710 3098 or e-mail at j.david.stewart@lw.com.

Best regards,

/s/ J. David Stewart
J. David Stewart
of LATHAM & WATKINS LLP

Latham & Watkins is the business name of Latham & Watkins (London) LLP, a registered limited liability partnership organised under the laws of New York and authorised and regulated by the Solicitors Regulation Authority (SRA No. 203820). A list of the names of the partners of Latham & Watkins (London) LLP is open to inspection at its principal place of business, 99 Bishopsgate, London EC2M 3XF, and such persons are either solicitors, registered foreign lawyers, European lawyers or managers authorised by the SRA. We are affiliated with the firm Latham & Watkins LLP, a limited liability partnership organised under the laws of Delaware.

June 28, 2021

Enclosure

cc:	Maxim Melnikov, Solaredge Holdings Limited
Mikhail Lukianov, Solaredge Holdings Limited
Varvara Kiseleva, Solaredge Holdings Limited